SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of
CERTIFICATE
Xcel Energy Inc.
OF
File No. 70-9635
File No. 70-10275	NOTIFICATION
(Public Utility Holding Company Act of 1935)

        This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to (i) Xcel Energy's Form U-1 Application-Declaration in File No. 70-9635 and the order of the Securities and Exchange Commission (the "Commission") dated September 30, 2003 (HCAR No. 27731) (the "2003 Order") and (ii) Xcel Energy's Form U-1 Application- Declaration in File No. 70-10275 and the order of the Commission dated June 20, 2005 (HCAR No. 27985) (the "2005 Order"). The 2003 Order and the 2005 Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate is being filed pursuant to each of the 2003 Order (See Part 1 below) and the 2005 Order (see Part 2 below) and reports transactions from April 1, 2005 through June 30, 2005 (the "Second Quarter").

PART 1    Reporting Requirements set forth in the 2003 Order (File No. 70-9635):

a.)
Following is a computation under rule 53(a) setting forth Xcel Energy's consolidated retained earnings and aggregate investment in all EWGs and FUCOs as of June 30, 2005:

Average consolidated retained earnings:	$416.9 million
Aggregate investment in all EWGs and FUCOs*:	$6.1 million
  *
  Xcel Energy owns an 11.2% interest in United States Power Fund, L.P. (US Power Fund). US Power Fund is a limited partnership that primarily invests in independent power projects and other energy-related projects. The investment balance is from US Power Fund's financial statements as of June 30, 2005 and represents only that portion of Xcel Energy's investment in US Power Fund that is actually invested in EWG's.

b.)
Following is a listing of Xcel Energy's aggregate investment in each EWG and FUCO:
(in millions)
Investment in EWGs and FUCOs:
US Power Fund *	$6.1 million
  *
  Among the investments of US Power Fund are the following EWG's: Denver City Energy Associates, L.P., Black River Generation, LLC, Hamakua Energy Partnership, L.P. and MASSPower G.P. Financial statements for these non-public entities were not available as of June 30, 2005.

c.)
Xcel Energy's consolidated capitalization ratio* as of June 30, 2005:
Debt as a percentage of capitalization and total dollars in millions (including approximately $295.0 million of short-term debt)	57%	$7,013
Common stock equity as a percentage of capitalization	42%	$5,252
Preferred equity as a percentage of capitalization	1%	$105

  Xcel Energy's Utility Subsidiaries capitalization ratio* and capital structure as of June 30, 2005:

	NSP- Minnesota	NSP- Wisconsin	PSCo	SPS
Debt as a percentage of capitalization (including short-term debt)	50%	45%	46%	53%
Common stock equity as a percentage of capitalization	50%	55%	54%	47%
	NSP- Minnesota	NSP- Wisconsin	PSCo	SPS
Debt (including short-term debt) in millions	$2,159	$345	$2,222	$892
Common stock equity in millions	$2,181	$427	$2,598	$778
  *
  Common stock equity includes par value, premium, retained earnings, accumulated other comprehensive income and minority interest.

d.)
Market-to-book ratio of Xcel Energy's common stock as of June 30, 2005:
Market-to-book ratio at June 30, 2005	1.50
e.)
New EWG projects in which Xcel Energy invested or committed to invest during the Second Quarter:

  None.

f.)
Growth in consolidated retained earnings for the six months ended June 30, 2005 (segregating total earnings growth attributable to EWG projects from the revenue attributable to all other subsidiaries of Xcel Energy):

	(in millions)
Retained earnings growth from EWG projects	$0.2	*
Retained earnings growth from all other Xcel Energy subsidiaries (reflects dividend payments)	32.7

Total increase in consolidated retained earnings for the six months ended June 30, 2005	$32.9

  *
  Because financial statements for US Power Fund's EWG investments were not available, retained earnings growth from US Power Fund's net income was pro-rated using the ratio of US Power Fund's EWG investments to its total investment balance. This estimate may not be indicative of the actual retained earnings growth attributable to US Power Fund's EWG investments.

g.)
Year-to-date revenues and net income of each EWG through June 30, 2005:

	Revenue		Net income
	(in millions)
US Power Fund	$	*	$0.2	**
  *
  Financial statements as of June 30, 2005 were not available for individual EWG's.

  **
  US Power Fund's net income was pro-rated using the ratio of US Power Fund's EWG investments to its total investment balance.

h.)
Purchase price per share of reported sales of Xcel Energy common stock and the market price per share at the date of the agreement of sale.

  None.

i.)
The total number of shares of Common Stock issued during the Second Quarter under Xcel Energy's dividend reinvestment plan and Xcel Energy system employee benefit and executive compensation plans.

  Xcel Energy issued a total of 506,302* shares during the Second Quarter. The shares were issued as follows: 404,969 shares under the dividend reinvestment plan and 101,333 under the optional cash plan.

  *
  Excludes 16,273 shares of Xcel Energy common stock issued upon exercise of NRG options authorized pursuant to HCAR No. 27533 (May 30, 2002).

j.)
Xcel Energy long-term debt issued during the Second Quarter.

  None.

k.)
The names of the guarantors and of the beneficiaries of any Xcel Energy or Subsidiary Guarantee or other form of credit support issued or renewed during the Second Quarter, and the amount, term and purpose of the guarantee.

1.
The following guarantee was issued/renewed during the Second Quarter:

Guarantor	Beneficiary	Amount	Matures	Issued/Renewed	Purpose
Xcel Energy	ZEC Corporation	$17,500,000	March 2, 2010	Issued	Guarantee Xcel Energy Wholesale Group Inc.'s indemnification obligations under the Stock Purchase Agreement, dated March 2, 2005, for the sale of Utility Engineering Corporation
  2.
  Xcel Energy guaranteed an additional $207,779 of surety bonds in the Second Quarter. The guarantees of the surety bonds were exempt under Rule 45.

l.)
The amount and terms of any Short-term Debt issued by Xcel Energy during the Second Quarter.

  On June 10, 2005, Xcel Energy re-entered the commercial paper market by issuing $175 million of notes. Net proceeds were used to repay higher-cost borrowings under its five-year bank credit facility. Xcel Energy's commercial paper is rated A-2 by Standard & Poor's Ratings Services and Prime-2 by Moody's Investor Services, Inc. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by a rating agency. At June 30, 2005, Xcel Energy had $295 million of outstanding commercial paper at a weighted average interest rate of 3.33 percent.

  As of June 30, 2005 Xcel Energy Inc. had $0 borrowings outstanding under its $600 million five-year revolving credit facility.

m.)
The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52.

  None.

n.)
A list of the deposits and withdrawals by each Utility Subsidiary from the Utility Money Pool during the Second Quarter.

  NSP-MN, PSCo and SPS had borrowings from the Utility Money Pool during the Second Quarter.* The highest amount outstanding during the quarter for NSP-MN was $22,000,000. As of the end of the quarter, NSP-MN had no borrowings outstanding. The highest amount outstanding during the quarter for PSCo was $56,000,000. As of the end of the quarter, PSCo had no borrowings outstanding. The highest amount outstanding during the quarter for SPS was $47,000,000. As of quarter end, SPS's outstanding balance was $31,200,000. Xcel Energy's highest loan amount to the money pool during the quarter was $56,000,000. Xcel Energy had $31,200,000 loaned to the money pool at the end of the quarter. The interest rate for the money pool was 3.88%.

  *
  A list of all deposits and withdrawals during the Second Quarter for each company is available to the SEC staff upon request.

o.)
The amount and terms of any financings consummated by any Non-utility Subsidiary during the Second Quarter that are not exempt under Rule 52.

  None.

p.)
The amount and terms of any financings consummated by any Utility Subsidiary during the Second Quarter under the exemption provided under Rule 52.

  Utility Subsidiaries Borrowings Under Credit Agreements

  On an on-going basis the Utility Subsidiaries borrow and repay debt under their credit agreements (see below). The borrowings under these credit-agreements are classified as long-term debt because these are funds drawn under their five-year credit agreements. As of June 30, 2005, the Utility Subsidiaries listed below had outstanding borrowings under their credit agreements as follows:

Utility Subsidiary	Amount	Avg. Rate
PSCo	$6,000,000	5.98%
SPS	$35,000,000	3.75%
NSP-MN	$220,000,000	4.24%

  PSCo

  As of June 30, 2005, P.S.R. Investments, Inc. had short-term borrowings outstanding from PSCo of $12,570,000 at an average rate of 4.98%.

  As of June 30, 2005, PSCo had a note outstanding from 1480 Welton in the amount of $11,808,970.

  PSCo Credit Agreement

  On April 21, 2005, PSCo replaced its 364-day revolving credit agreement with a five-year credit agreement that expires on April 21, 2010 with the ability to extend to April 21, 2011. The size of the credit agreement is $500 million with the ability to upsize by $100 million for a total of $600 million. The interest rate per annum under the agreement is the Prime Rate or the Eurodollar Rate plus a spread of 0.575%. The credit agreement is primarily used to fund general corporate needs.

  NSP-MM

  NSP-MN Credit Agreement

  On April 21, 2005, NSP-MN replaced its 364-day revolving credit agreement with a five-year credit agreement that expires on April 21, 2010 with the ability to extend to April 21, 2011. The size of the credit agreement is $375 million with the ability to upsize by $75 million for a total of $450 million. The interest rate per annum under the agreement is the Prime Rate or the Eurodollar Rate plus a spread of 0.575%. The credit agreement is primarily used to fund general corporate needs.

  SPS

  SPS Credit Agreement

  On April 21, 2005, SPS replaced its 364-day revolving credit agreement with a five-year credit agreement that expires on April 21, 2010 with the ability to extend to April 21, 2011. The size of the credit agreement is $250 million with the ability to upsize by $50 million for a total of $300 million. The interest rate per annum under the agreement is the Prime Rate or the Eurodollar Rate plus a spread of 0.475%. The credit agreement is primarily used to fund general corporate needs.

  NSP-WI

  As of June 30, 2005, NSP-WI had short-term debt outstanding from NSP-MN of $29,100,000 at an average rate of 4.24%.

q.)
The amount and terms of any financings consummated by any Non-Utility Subsidiary during the Second Quarter under the exemption provided under Rule 52.

1.
Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of June 30, 2005, the following such inter-company notes were outstanding with an average interest rate of 3.88%:

Lender	Borrower	Amount Outstanding
Xcel Energy	Xcel Energy Services Inc.	$29,300,000
NCE Communications, Inc.	Xcel Energy Communications Group, Inc.	$2,895,000
e prime Energy Marketing, Inc.	Xcel Energy Retail Holdings, Inc. ("Xcel Retail")	$11,850,000
Xcel Retail	Xcel Energy Cadence	$1,065,000
Xcel Retail	The Planergy Group	$18,049,027
XERS Inc.	Xcel Retail	$7,400,000
Reddy Kilowatt	Xcel Retail	$900,000
Xcel Energy Products and Services, Inc.	Xcel Retail	$2,480,000
Xcel Energy Markets Holdings, Inc.	e prime, Inc.	$3,200,000
Xcel Energy	Xcel Energy Markets Holdings, Inc.	$6,610,000
Xcel Energy	Xcel Energy Ventures, Inc.	$35,650,000
Xcel Energy Ventures, Inc.	Eloigne	$34,530,000
Xcel Retail	Xcel Energy Performance Contracting, Inc.	$800,000
Xcel Energy	Clearwater Investments	$700,000
Xcel Energy Communications Group, Inc.	Seren Innovations, Inc.	$1,800,000
Xcel Energy	Xcel Energy Communications Group, Inc.	$825,000
Xcel Energy	1480 Welton	$9,100,000
Xcel Energy	United Power & Land	$3,700,000
Xcel Energy	Xcel Energy WYCO	$317,000
Xcel Energy Wholesale	Quixx	$1,885,000
r.)
The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the Second Quarter and the identity of the parties to such instruments.

Notional Amount	Type	Rate	Trade Date	Effective Date	Expiration Date	Counterparty
$25,000,000	Pay Fix Forward Starting Swap	4.9175%	04/13/05	09/30/05	09/30/15	Bank of Tokyo Mitsubishi
s.)
The name, parent company and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the Second Quarter.

  None.

t.)
Consolidated balance sheets as of the end of the Second Quarter and separate balance sheets as of the end of the Second Quarter for each company, including Xcel Energy, that has engaged in financing transactions during the Second Quarter.

  The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), and Northern States Power Company (Wisconsin), as of June 30, 2005 are incorporated by reference.

  Such balance sheets were filed with the respective company's Form 10-K for the quarter ended June 30, 2005. The file numbers are as follows:

Xcel Energy	1-3034
Public Service Company of Colorado	001-03280
Southwestern Public Service Company	001-03789
Northern States Power Company (Minnesota)	000-31387
Northern States Power Company (Wisconsin)	001-03140

        The following balance sheets as of June 30, 2005 were filed under confidential treatment pursuant to Rule 104(b):

Exhibit 1	Xcel Energy Services Inc.
Exhibit 2	Xcel Energy Communications Group, Inc.
Exhibit 3	NCE Communications, Inc.
Exhibit 4	Xcel Energy Retail Holdings, Inc.
Exhibit 5	Xcel Energy Cadence
Exhibit 6	The Planergy Group
Exhibit 7	Xcel Energy Wholesale Group, Inc.
Exhibit 8	Xcel Energy Markets Holdings, Inc.
Exhibit 9	e prime, Inc.
Exhibit 10	Quixx Corporation
Exhibit 11	Xcel Energy Ventures Inc.
Exhibit 12	Reddy Kilowatt
Exhibit 13	Xcel Energy Products and Services, Inc.
Exhibit 14	P.S.R. Investments, Inc.
Exhibit 15	e prime Energy Marketing, Inc.
Exhibit 16	XERS Inc.
Exhibit 17	United Power & Land
Exhibit 18	Eloigne
Exhibit 19	Xcel Energy Performance Contracting Inc.
Exhibit 20	Clearwater Investments
Exhibit 21	1480 Welton
Exhibit 22	Seren Innovations, Inc.
Exhibit 23	Xcel Energy WYCO Inc.
u.)
Registration Statements filed during the Second Quarter.

  None.

PART 2    Reporting Requirements set forth in the 2005 Order (File No. 70-10275):

1.)
Sales of Common Stock or Equity-linked Securities by Xcel Energy during the quarter, including the purchase price per share and the market price per share at the date of the agreement of sale, as well as the aggregate amount issued by Xcel Energy during the Authorization Period of each type of securities.

  None.

2.)
The total number of shares of Xcel Energy common stock issued during the quarter under any of Xcel Energy's Plans, including (i) Xcel Energy's direct stock purchase and dividend reinvestment plan, (ii) Xcel Energy's executive compensation plan, (iii) any other employee and/or director benefit plan and (iv) any similar plans hereinafter adopted, including information to identify if such shares were issued pursuant to the authorization in this proceeding or otherwise; and the total number of shares issued or issuable under options granted during the Authorization Period pursuant to authorization granted in this proceeding.

  See Part 1 (i) above. A total of 4,447 shares were issued during the Authorization Period.

3.)
In the event Xcel Energy common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror.

  None.

4.)
If a guarantee or other form of credit support is issued during the quarter pursuant to the authorization requested in this proceeding, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

  See Part 1(k) above.

5.)
The amount and terms of any indebtedness issued by Xcel Energy during the quarter, and a chart showing the total amount of Long-term Debt and Short-term Debt outstanding for Xcel Energy versus the total amount of Long term Debt and Short-term Debt authorized for Xcel Energy in this proceeding.

  See Part 1(j) and (l) above.

	Short-Term Debt*	Long-Term Debt*
	(in thousands)
Amount Authorized in 2005 Order	$1,000,000	$1,800,000
Amount Outstanding as of 6/30/2005	$295,000	$0
Amount available	$705,000	$1,000,000
  *
  The 2005 Order authorizes (i) the issuance of Common Stock, Long-term Debt, Preferred Securities and Equity-Linked Securities, so long as the sum of the aggregate proceeds of Common Stock issued during the Authorization Period and the principal amount or redemption or liquidation value of Long-term Debt, Preferred Securities and Equity-Linked Securities issued and outstanding during the Authorization Period does not exceed $1.8 billion and (ii) the issuance of Short-term Debt, so long as the aggregate principal amount of Short-term Debt outstanding during the Authorization Period shall not exceed $1.0 billion; provided that the sum of the aggregate proceeds of Common Stock issued during the Authorization Period, the principal amount or redemption or liquidation value of Long-term Debt, Preferred Securities and Equity-Linked Securities issued and outstanding during the Authorization Period and the aggregate principal amount of Short-term Debt outstanding during the Authorization Period does not exceed $2.0 billion.

6.)
With respect to each participant in the Utility Money Pool, the maximum borrowings from and loans to the money pool during the quarter, as well as the outstanding balances on the last day of the quarter and the interest rate applied to such borrowings and loans.

  See Part 1(n) above.

7.)
The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter which financings are not exempt under Rule 52, showing also, separately, the total amount of non-exempt securities issued by Non-Utility Subsidiaries during the Authorization Period.

  None.

8.)
The amount and terms of any financings consummated by any Utility Subsidiary during the quarter pursuant to the exemption provided under Rule 52.

  See Part 1(p) above.

9.)
The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter pursuant to the exemption provided under Rule 52.

  See Part 1(q) above.

10.)
The notional amount and principal terms of any Hedging Transaction or Anticipatory Hedge entered into during the quarter by Xcel Energy or any Utility Subsidiary and the identity of the parties to such instruments, showing also the outstanding notional amount of Hedging Transactions and Anticipatory Hedges previously reported under this item.

  See Part 1(r) above.

11.)
The name and parent company of any Finance Subsidiary created during the quarter; the amount invested in any Finance Subsidiary during the quarter and the amount and terms of any securities issued by any Finance Subsidiary during the quarter, showing separately the amount of all securities issued by such Finance Subsidiaries during the Authorization Period.

  None.

12.)
The name, parent company and amount invested in any new Intermediate Subsidiary during the quarter; as well as the reason for such investment and the assets or securities held by each Intermediate Subsidiary.

  None.

13.)
With respect to any Development Activities or Administrative Activities conducted by Xcel Energy or any of its Subsidiaries during the quarter, the nature of such activities, the dollar amount expended, the purpose of the expenditure and the investment; showing separately the aggregate amount of such development costs expended by Xcel Energy and its Subsidiaries during the Authorization Period.

  None.

14.)
With respect to any dividends paid by any Non-Utility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus.

  None.

15.)
With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

  None.

16.)
If any Subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

  None.

17.)
If any financial proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

  None.

18.)
The consolidated balance sheet of Xcel Energy as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.

  See Part 1 (t) above.

19.)
A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Xcel Energy, on a consolidated basis, and each Utility Subsidiary.

  See Part 1(c) above.

20.)
A retained earnings analysis of Xcel Energy, on a consolidated basis, and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter.

	Xcel Energy	NSP-Minnesota	NSP-Wisconsin	PSCO	SPS
	(in thousands)
Balance at Dec. 31, 2004	$396,641	$983,940	$275,092	$392,746	$370,430
Net income	204,884	71,360	12,803	112,795	31,605
Dividends to parent		(107,640)	(23,026)	—	(41,327)
Dividends declared:
Preferred stock	(2,120)	—	—	—	—
Common stock	(169,887)	—	—	—	—
Balance at June 30, 2005	$429,518	$947,660	$264,869	$505,541	$360,708
21.)
Future registration statements filed under the 1933 Act with respect to securities that are the subject of the Application will be filed (or incorporated by reference) as exhibits to the next certificate filed pursuant to Rule 24.

  See Part 1(u) above.

        I, George E. Tyson II, Vice President and Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

XCEL ENERGY INC.
By:	/s/ GEORGE E. TYSON II George E. Tyson II Vice President and Treasurer

Dated: August 25, 2005